Exhibit 3.1

HH&L ACQUISITION CO. (THE “COMPANY”)

RESOLUTIONS OF THE SHAREHOLDERS OF THE COMPANY

Extension Amendment Proposal

It is resolved as a special resolution that the second amended and restated memorandum and articles of association of HH&L Acquisition Co. be amended by deleting Articles 51.7 and 51.8 in their entirety and replacing them with the following:

“51.7 In the event that the Company does not consummate a Business Combination on or before August 9, 2023, the Board may, without the need for any further approval of the Company’s shareholders, extend the period of time to consummate a Business Combination, not less than three days prior to the applicable Extended Date (as defined below), up to six times, each by an additional month, for an aggregate of six additional months, until February 9, 2024. In the event that the Company does not consummate a Business Combination on or before August 9, 2023, or, if the Board has resolved to extend the period of time to consummate a Business Combination beyond August 9, 2023, as permitted by this Article 51.7, the applicable Extended Date, or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a) cease all operations except for the purpose of winding up;

(b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less tax payable, if any, and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve,

subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

For the purpose of this clause 51.7, each of the one-month extension periods after August 9, 2023 and until February 9, 2024 is being referred to as a “Extension Period.” The last day of each Second-Phase Extension Period is being referred to as a “Extended Date,” with the first Second-Phase Extended Date being September 9, 2023 and the sixth (and last possible) Second-Phase Extended Date being February 9, 2024.

51.8 In the event that any amendment is made to the Articles:

(a) to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination on or before August 9, 2023 (or, if the Board has resolved to extend the period of time to consummate a Business Combination as described in Article 51.7, by the applicable Extended Date); or

(b) with respect to any other provision relating to Members’ rights or pre-Business Combination activity, each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then issued and outstanding Public Shares. The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.